Fargo office: 4334 18th Avenue S. Suite 200, P. O. Box 9156 Fargo, ND 58106-9156 Fax: 701-232-4108	Fergus Falls office: 215 S. Cascade Street P. O. Box 496 Fergus Falls, MN 56538-0496 Fax: 218-998-3165
1-866-410-8070 ● www.ottertail.com

December 26, 2013	Reply to Fargo office
Direct: 701-451-3562

Via Edgar

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-0309

RE:	Otter Tail Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 0-53713

Dear Mr. Thompson:

Enclosed is the response of Otter Tail Corporation. (“the Company,” “we” or “our”) to the comment received by letter dated December 12, 2013 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing. For ease of reference, the Company has set forth below the numbered comment of your letter, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 63

Consolidated Statements of Income, page 66

Comment

  We note disclosure throughout your filing that you generate revenue from products as well as services in your non-regulated businesses. Please quantify, on an absolute dollar basis, the revenue generated from both your products and services provided within your non-regulated businesses. Additionally, tell us what consideration you gave to separately disclosing revenues and cost of revenues by products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X for your non-regulated businesses.

Mr. William H. Thompson

December 26, 2013

Response

Our non-electric revenue from the sale of products is the revenue generated in our Manufacturing and Plastics segments from the sale of machined, stamped and fabricated metal parts, thermoformed plastics, handling trays and horticultural containers and polyvinylchloride pipe. Our non-electric service revenue is the revenue generated by providing construction services in our Construction segment. Based on these distinctions, following is the quantification of revenues generated within our non-electric businesses from both the sale of manufactured products, including plastic pipe, and from construction services for the years ended December 31:

Non-Electric Revenue
(in thousands)	2012	2011	2010
Products	$359,482	$313,128	$240,017
Construction Services	149,092	184,657	134,222
Intercompany Eliminations	(14)	(249)	(606)
Total Non-Electric Revenue	$508,560	$497,536	$373,633

We acknowledge and understand the requirements of Rules 5-03(b)(1) and (2) of Regulation S-X. Service revenue is 17%, 22% and 19% of total operating revenue for the years ended December 31, 2012, 2011 and 2010. We believe the disclosures provided in Notes 1 and 2 to our consolidated financial statements (2012 Form 10-K, pages 73-74, Revenue Recognition, and pages 80-83) are an acceptable alternative and together with the disclosures in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) (2012 Form 10-K, pages 44-46) provide sufficient information to reasonably inform the investor about revenue and related costs and expenses.

In response to the requirements of Regulation S-X, Rule 5-03, starting with our 2013 10-K filing, we will include additional tables in Note 2 to our consolidated financial statements to provide the breakdown of costs and expenses by business segment similar to what is provided in the tables in our MD&A. The tables will be presented in the following format:

(in thousands)	2012	2011	2010
Cost of Goods Sold and Cost of Revenues Earned - Nonelectric
Manufacturing	$157,437	$144,987	$106,114
Plastics	112,662	103,131	82,866
Construction	147,107	173,654	120,470
Intersegment Eliminations	(68)	(122)	57
Total	$417,138	$421,650	$309,507

Other Nonelectric Expenses
Manufacturing	$18,233	$16,524	$14,343
Plastics	8,784	6,210	5,174
Construction	12,353	11,886	12,235
Corporate	13,283	14,897	15,741
Intersegment Eliminations	(32)	(221)	(778)
Total	$52,621	$49,296	$46,715

The Company has a number of business segments as a result of diversification. The operating segments identified in our Annual Report on Form 10-K are the components of our overall organization that engage in business activities from which we earn revenues and incur expenses and whose operating results are regularly reviewed by our chief operating decision maker (“CODM”). The CODM makes decisions about resources to be allocated to the segments and assesses segment performance. Accordingly, we believe it is more meaningful to present our revenues by business segment rather than the categories in Regulation S-X, Rule 5-03. Information presented by business segment provides a more detailed breakdown of revenues and the associated costs and expenses incurred to generate those revenues and greater transparency in reporting the results of our operations.

Mr. William H. Thompson

December 26, 2013

We assess the performance of our operating companies over time using the following criteria:

•	Ability to provide returns on invested capital that exceed our weighted average cost of capital over the long term; and
•	Assessment of an operating company’s business and potential for future earnings growth.

Accordingly, the disclosures in Note 2 to our consolidated financial statements and in our MD&A are designed around how we manage our business. The disclosures in Note 2 delineate the specific types of products and services these segments provide. The segment disclosures in the MD&A summarize the results by segment by disclosing and discussing the revenues and expenses related to these segments in arriving at operating income.

Information presented in the categories referred to in Regulation S-X, Rule 5-03 would result in reporting revenues and expenses in a manner inconsistent with how we manage our business. We believe this manner of presentation would not be meaningful to the users of the Company’s consolidated financial statements.

Please note that, in a comment letter from the Commission dated August 29, 2006, we received a similar comment regarding our Form 10-K for Fiscal Year Ended December 31, 2005. An excerpt of the comment from the Commission’s August 29, 2006 letter and our response to the comment from our response letter dated September 27, 2006 is included in Exhibit 1, attached. On October 26, 2006 we received a reply letter from the Commission indicating the review of our 2005 Form 10-K was completed.

We implemented the changes indicated in our response to the Commission’s August 29, 2006 comment letter with the filing of our Form 10-K for the fiscal ended December 31, 2006. Since the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, we have continued to provide disclosures in Notes 1 and 2 to our Consolidated Financial Statements and in our MD&A related to the requirements of Regulation S-X, Rule 5-03.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter please contact me at (701) 451-3562.

Yours very truly,

/s/ Kevin G. Moug

Kevin G. Moug

Chief Financial Officer and Senior Vice President

 Exhibit 1

Excerpt from the Securities and Exchange Commission’s August 29, 2006 Comment Letter to Otter Tail Corporation and Otter Tail Corporation’s Response from its Response Letter Dated September 27, 2006

Form 10-K for Fiscal Year Ended December 31, 2005

Exhibit 13-A

Financial Statements

Consolidated Statements of Income

Comment:

1.	Your consolidated statements of operations include one revenue line item labeled “Operating revenues.” Rule 5-03(1) of Regulation S-X requires that you state separately (a) net sales of tangible products; (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. Rule 5-03(2) of Regulation S-X requires you to state separately the associated costs and expenses. Please tell us your consideration of separately presenting these line items. To the extent you have provided such information in your segment note, please explain in detail.

September 27, 2006 Response:

We have a number of business segments due to the diversification of our Company. The operating segments identified in our Annual Report on Form 10-K are the components of our overall organization that engage in business activities from which we earn revenues and incur expenses and whose operating results are regularly reviewed by our chief economic decision maker. This is the individual who makes decisions about resources to be allocated to the segments and assesses the segment’s performance. Accordingly, we believe it is more meaningful to present our revenues by business segment rather than the categories in Regulation S-X, Rule 5-03. Also, we believe the disclosures provided in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and in Notes 1 and 2 of our Notes to Consolidated Financial Statements provide further disclosures related to the requirements of Regulation S-X, Rule 5-03. Information presented by business segment provides greater transparency in the consolidated financial statements.

We assess the performance of our operating companies over time using the following criteria:

•	Ability to provide returns on invested capital that exceed our weighted average cost of capital over the long term; and
•	Assessment of an operating company’s business and potential for future earnings growth.

Accordingly, the disclosures in our MD&A are designed around how we manage our business. The segment disclosures summarize the results by segment by disclosing and discussing the revenues and expenses related to these segments in arriving at operating income. The disclosures in Note 2 delineate the specific types of products and services these segments provide.

Information presented in the categories referred to in Regulation S-X, Rule 5-03 would result in reporting revenues and expenses in a manner in which is inconsistent with how we manage our business. We also believe this type of presentation would not be meaningful to the users of the Company’s consolidated financial statements.

We will enhance in future filings the consolidated statements of income to disclose revenue and expenses by electric and non-electric activities. The table below shows the changes we will make to our consolidated statements of income:

Current Format	New Format
Operating Revenues	Operating Revenues:
Electric
Non-electric
Total operating revenues

Operating Expenses:	Operating Expenses:
Production fuel	Production fuel-electric
Purchased power-system use	Purchased power-electric system use
Electric operations and maintenance expenses	Electric operations and maintenance expenses
Cost of goods sold (excludes depreciation)	Cost of goods sold-non electric (excludes depreciation)
Other non-electric expenses	Other non-electric expenses
Goodwill impairment loss	Goodwill impairment loss
Depreciation and amortization	Depreciation and amortization
Property taxes-electric operations	Property taxes-electric
Total operating expenses	Total operating expenses

End of September 27, 2006 Response